SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number: 001-33082

HOME INNS & HOTELS MANAGEMENT INC.

No. 400 Tian Yao Qiao Road

Shanghai 200030, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-             N/A

HOME INNS & HOTELS MANAGEMENT INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOME INNS & HOTELS MANAGEMENT INC.

By:	/s/ May Wu
Name:	May Wu
Title:	Chief Financial Officer

Date: March 8, 2007

Exhibit 99.1

Home Inns Reports Fourth Quarter and Full Year 2006 un-audited Financial Results

Shanghai, March 8th, 2007 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced its un-audited financial results for the fourth quarter and full year ended December 31st, 2006.

Highlights for the fourth quarter of 2006

•	Total revenues for the quarter increased 81.4% year-over-year and 11.7% sequentially to RMB179.1 million (US$22.9 million).

•	Net income for the quarter was RMB11.7 million (US$1.5 million). Net income available to ordinary shareholders was RMB10.6 million (US$1.4 million).

•	Income from operations was RMB20.1 million (US$2.6 million), an increase of 77.0% year-over-year, and an increase of 38.7% sequentially.

•

EBITDA (non-GAAP), defined as earnings before interest, taxes, depreciation, amortization, was RMB27.4 million (US$3.5 million). EBITDA was reduced by foreign exchange losses of RMB6.1 million (US$0.8 million) and share-based compensation of RMB1.6 million (US$0.2million).

•	Diluted earnings per share amounted to RMB0.18 (US$0.02), and diluted earnings per ADS were RMB0.09 (US$0.01). Each ADS represents two ordinary shares.

•

During the fourth quarter of 2006, Home Inns opened 27 new hotels. As of December 31, 2006, the Home Inns hotel chain consisted of 134 hotels in operation with an additional 48 hotels under development, covering 50 cities in China.

•	Occupancy rate for the Home Inns hotel chain was 90% in the fourth quarter of 2006, compared with 91% during the same period in 2005 and 94% in the previous quarter.

•

RevPAR, defined as revenue per available room, was RMB165, compared with RMB164 in the same period of 2005 and RMB172 in the previous quarter. RevPAR was negatively impacted by the number of new hotels in the total hotel mix.

Highlights for the full year 2006

•	Total revenues for the year increased 105.9% year-over-year to RMB588.5 million (US$75.4 million).

•	Net income for the year was RMB46.9 million (US$6.0 million). Net income available to ordinary shareholders was RMB30.7 million (US$3.9 million).

•	Income from operations was RMB74.6 million (US$9.6 million), an increase of 145.8% year-over-year.

•

EBITDA (non-GAAP) for the year was RMB114.5 million (US$14.7 million). EBITDA was reduced by foreign exchange losses of RMB7.0 million (US$0.9 million) and share-based compensation of RMB16.3 million (US$2.1 million).

•	Diluted earnings per share amounted to RMB0.82 (US$0.10), and diluted earnings per ADS were RMB0.41 (US$0.05).

•	During 2006, Home Inns opened 66 new hotels, compared with 42 in 2005.

•	Occupancy rate for the Home Inns hotel chain was 93% in 2006, compared with 90% in 2005.

•	RevPAR was RMB169 in 2006, compared with RMB163 in 2005.

“We have continued our revenue growth momentum and executed on our expansion plan. We achieved high occupancy and profitability, even with the impact of a large number of new hotels opened in the current and previous quarters,” said Mr. David Sun, Home Inn’s Chief Executive Officer “In the quarters ahead, we will continue to strengthen our widely recognized brand name, nationwide scale and early mover advantage in China’s economy hotel market to expand our network and provide a comfortable and consistent lodging experience to a rapidly growing number of business and leisure travelers.”

As of December 31, 2006, the Home Inns hotel chain consisted of 94 leased-and-operated hotels and 40 franchised-and-managed hotels in operation, with an additional 28 leased-and-operated hotels and 20 franchised-and-managed hotels under development, covering 50 cities in China. The average number of rooms per hotel in operation was 120.

Fourth Quarter and Full Year 2006 Financial Results

For the Fourth quarter of 2006, Home Inns’ total revenues were RMB179.1 million (US$22.9 million), representing an 81.4% increase year-over-year and an 11.7% increase sequentially.

For the full year of 2006, Home Inns reported total revenues of RMB588.5 million (US$75.4 million), representing a 105.9% increase year-over-year.

Total revenues from leased-and-operated hotels for the fourth quarter of 2006 were RMB171.4 million (US$22.0 million), representing a 76.7% increase year-over-year and a 12.1% increase sequentially. The Company opened 16 new lease-and-operated hotels during the quarter.

For the year 2006, total revenues from leased-and-operated hotels were RMB567.9 million (US$72.8 million), representing a 102.9% increase year-over-year. The Company opened 40 new lease-and-operated hotels during the year.

Total revenues from franchised-and-managed hotels for the fourth quarter of 2006 were RMB7.6 million (US$1.0 million), representing a 351.8% increase year-over-year and a 3.3% increase sequentially. The Company opened 11 new franchised-and-managed hotels during the quarter.

For the year 2006, total revenues from franchised-and-managed hotels were RMB20.6 million (US$2.6 million), representing a 248.5% increase year-over-year. The Company opened 26 new franchised-and-managed hotels during the year.

Occupancy rate for the entire Home Inns hotel chain was 90% in the fourth quarter of 2006, compared with 91% in the same period in 2005 and 94% in the previous quarter. RevPAR in the fourth quarter of 2006 was RMB165, compared with RevPAR of RMB164 in the same period in 2005 and RMB172 in the previous quarter. The decrease in occupancy rate and RevPAR from the third quarter of 2006 was primarily due to the 27 new hotels opened in the fourth quarter of 2006. In addition, several hotels that started operation in the latter parts of the third quarter continued to ramp up during the fourth quarter.

Occupancy rate for the entire Home Inns hotel chain was 93% in 2006, compared with 90% in 2005. RevPAR was RMB169 in 2006, compared with RMB163 in 2005.

Total operating expenses for the quarter were RMB147.4 million (US$18.9 million). Total operating expenses excluding share-based compensation expenses (non-GAAP) were RMB145.8 million (US$18.7 million) or 81.4% of total revenues, compared with 82.4 % in the same period of 2005, and 76.7% in the previous quarter.

Total operating expenses for 2006 were RMB480.0 million (US$61.5 million). Total operating expenses excluding share-based compensation expenses (non-GAAP) were RMB463.7 million (US$59.4 million) or 78.8% of total revenues, compared with 83.2% in the previous year. Further analysis of operating expense items is included in the paragraphs below.

Total leased-and-operated hotel costs for the fourth quarter were RMB127.2 million (US$16.3 million). Leased-and-operated hotel costs as percentage of leased-and-operated hotel revenues was 74.2% compared with 72.8% in the same period of 2005, and 68.9% in the previous quarter. The sequential increase was caused by the lower profitability at the new leased-and-operated hotels opened during the quarter and in the latter parts of the third quarter as these hotels took time to ramp up into normal operation.

For the year 2006, total leased-and-operated hotel costs were RMB403.7 million (US$51.7 million). Leased-and-operated hotel costs as percentage of leased-and-operated hotel revenues was 71.1% compared with 73.7% in 2005.

Sales and marketing expenses for the fourth quarter were RMB4.3 million (US$0.6 million), representing 2.4% of total revenue, compared with 2.9% in the same period of 2005, and 2.0% in the previous quarter. The sequential increase was primarily attributable to increases in advertising activities that the Company undertook following the Company’s IPO to increase the Company’s brand awareness.

Sales and marketing expenses for 2006 were RMB11.5 million (US$1.5 million), representing 2.0% of total revenue, compared with 2.7% in 2005.

The fourth quarter’s general and administrative expenses including share-based compensation expenses were RMB15.8 million (US$2.0 million). General and administrative expenses excluding share-based compensation (non-GAAP) were RMB14.3 million (US$1.8 million) or

8.0% of total revenues, compared with 7.8% in the same period of 2005 and 9.0% in the previous quarter. The year-over-year increase was primarily due to increased legal and accounting expenses we incurred as a public company.

General and administrative expenses including share-based compensation expenses for the year were RMB64.8 million (US$8.3 million). General and administrative expenses excluding share-based compensation (non-GAAP) were RMB48.5 million (US$6.2 million) or 8.2% of total revenues, compared with 8.3% in 2005.

Income from operations for the quarter was RMB20.1 million (US$2.6 million). Income from operations excluding share-based compensation (non-GAAP) was RMB21.7 million (US$2.8 million), representing an 86.7% increase year-over-year, but a decrease of 23.1% due to the high mix of new hotels, which have lower profitability or incur losses as they ramp up to normal operations.

Income from operations for 2006 was RMB74.6 million (US$9.6 million). Income from operations excluding share-based compensation (non-GAAP) was RMB90.9 million (US$11.6 million), an increase of 190.3% year-over-year. The increase was attributable to addition of new hotels, improvement in leased-and-operated hotel operating margin, increase in franchise mix, and leverage in sales, general and administrative expenses as our revenue base grew.

EBITDA (non-GAAP) for the quarter was RMB27.4 million (US$3.5 million). EBITDA was reduced by foreign exchange losses of RMB6.1 million (US$0.8 million) and share-based compensation of RMB1.6 million (US$0.2 million). EBITDA excluding the impact of foreign exchange losses and share-based compensation increased 82.8%from year-ago period, though it decreased 18% from the previous quarter due to the high mix of new hotels, which have lower profitability or incur losses as they ramp up to normal operations.

EBITDA (non-GAAP) for the year was RMB114.5 million (US$14.7 million). EBITDA was reduced by foreign exchange losses of RMB7.0 million (US$0.9 million) and share-based compensation of RMB16.3 million (US$2.1 million). EBITDA excluding the impact of foreign exchange losses and share-based compensation increased 162.4% year-over-year attributable to addition of new hotels, improvement in leased-and-operated hotel operating margin, increase in franchise mix, and leverage in sales, general and administrative expenses as our revenue base grew.

Net income for the quarter was RMB11.7 million (US$1.5 million). Net income available to ordinary shareholders was RMB10.6 million (US$1.4 million). This quarter’s net income was reduced by foreign exchange losses of RMB6.1 million (US$0.8 million) and share based compensation of RMB1.6 million (US$0.2 million).

For the full year of 2006, net income was RMB46.9 million (US$6.0million). Net income available to ordinary shareholders was RMB30.7 million (US$3.9 million). Full year 2006 net income was reduced by foreign exchange losses of RMB7.0 million (US$0.9 million) and hare based compensation of RMB16.3 million (US$2.1 million).

For the fourth quarter of 2006, basic and diluted earnings per share amounted to RMB0.19 (US$0.02) and RMB0.18 (US$0.02), respectively, and basic and diluted earnings per ADS were RMB0.10 (US$ 0.01) and RMB0.09 (US$0.01), respectively.

For the full year of 2006, basic and diluted earnings per share amounted to RMB0.86 (US$0.11) and RMB0.82 (US$0.11), respectively, and basic and diluted earnings per ADS were RMB0.43 (US$0.06) and RMB0.41 (US$0.05), respectively.

Capital expenditures for the fourth quarter were RMB92.4 million (US$11.8 million).

Capital expenditures for full year of 2006 were RMB237.9 million (US$30.5 million).

As of December 31, 2006, Home Inns had cash and cash equivalents of RMB758.0 million (US$97.1 million). Net operating cash flow for the fourth quarter of 2006 was RMB43.9 million (US$5.6 million). Net operating cash flow for the full year of 2006 was RMB155.0 million (US$19.9 million). Home Inns completed its NASDAQ IPO in October 2006 and received net proceeds of approximately RMB581.3 million (US$74.5 million) from the offering.

Outlook for First Quarter 2007

Home Inns currently expects to generate total revenues in an amount ranging from RMB172 million (US$22 million) to RMB179 million (US$23 million) for the first quarter of 2007. For the full year of 2007, Home Inns’ total revenues are currently expected to grow 60% to 70% over year 2006. This forecast reflects Home Inns’ current and preliminary view, which is subject to change.

Conference Call Information

Home Inns’ management will hold an earnings conference call at 8:00 p.m. on March 7th, 2007 U.S. Eastern Standard Time (9:00 a.m. on March 8th, 2007 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

China Mainland (toll free):	+10.800.130.0399
Hong Kong:	+852.3002.1672
U.S. and International:	+1.617.786.2902

Pass code for all regions:	Home Inns

A replay of the conference call may be accessed by phone at the following number until 5 PM on March 12th, 2007 U.S. Eastern Standard Time.

International:	+1-617-801-6888
Pass code:	36794238

Additionally, a live and archived web cast of this conference call will be available at http://english.homeinns.com.

About Home Inns

Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of 2007 and quotations from management in this announcement, as well as Home Inns’ strategic and operational plans, contain forward-looking statements. Home Inns may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Home Inns’ beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our anticipated growth strategies; our future business development, results of operations and financial condition; expected changes in our revenues and certain cost or expense items; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; our ability to hire, train and retain qualified managerial and other employees; our ability to develop new hotels at desirable locations in a timely and cost-effective manner; the expected growth of the Chinese economy hotel market; and Chinese governmental policies relating to private managers and operators of hotels.

Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. Home Inns does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of March 8th, 2007, and Home Inns undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Home Inns’ consolidated financial results presented in accordance with U.S. GAAP, Home Inns uses the following measures defined as non-GAAP financial measures by the SEC: total operating expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, income from operations excluding share-based expenses, and EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

Home Inns believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. Home Inns believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Home Inns’ historical performance and liquidity. Home Inns computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Home Inns believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Home Inns’ management also believes that EBITDA, defined as earnings before interest, income tax expense, and depreciation and amortization, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, Home Inns’ management believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. Given the significant investments that Home Inns has made in property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of our cost structure. Home Inns’ management believes that adjusted EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense, interest income and share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our financial results. Additionally, adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. Home Inns compensates for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do.

Reconciliations of Home Inns’ non-GAAP financial measures, including adjusted EBITDA, to consolidated statement of operations information are included at the end of this press release.

Contacts

For investor and media inquiries, please contact:

Angela Li
Home Inns & Hotels Management Inc.
Tel:	+86-21-64861818, ext. 2004
Email:	xlli@homeinns.com

Home Inns & Hotels Management Inc.

Consolidated Balance Sheet Information

	December 31, 2005	December 31, 2006
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	37,727,231	758,003,839	97,128,924
Restricted cash	1,900,000	—	—
Accounts receivable	3,130,151	8,902,565	1,140,755
Receivables from related parties	15,729	197,788	25,344
Consumables	5,529,908	12,131,304	1,554,478
Prepayments and other current assets	5,484,080	10,529,624	1,349,245
Deferred tax assets, current	2,646,868	5,670,939	726,661

Total current assets	56,433,967	795,436,059	101,925,407

Property and equipment, net	267,675,576	458,058,608	58,694,610
Goodwill	32,906,112	32,906,112	4,216,516
Intangible assets, net	2,369,471	3,021,795	387,206
Other assets	2,968,829	4,175,804	535,078
Deferred tax assets, non-current	12,648,245	26,420,799	3,385,502

Total assets	375,002,200	1,320,019,177	169,144,319

LIABILITIES
Current liabilities:
Accounts payable	3,391,015	8,919,148	1,142,880
Payables to related parties	1,259,409	7,389,990	946,937
Short-term borrowings	20,000,000	124,000,000	15,889,084
Current portion of long-term loan from a related party	—	10,000,000	1,281,378
Salaries and welfare payable	8,292,922	22,496,135	2,882,605
Income tax payable	11,389,738	18,399,704	2,357,697
Other taxes payable	2,016,325	4,548,918	582,888
Deferred revenues	6,442,135	18,612,207	2,384,927
Provisions for customer reward program	776,645	2,743,366	351,529
Other payables and accruals	65,109,611	106,119,839	13,597,960
Deferred tax liabilities, current	508,916	—	—

Total current liabilities	119,186,716	323,229,307	41,417,885

Deferred rental	26,533,548	44,103,281	5,651,296
Long-term loan from a related party	40,000,000	50,000,000	6,406,889
Deferred tax liability, non-current	205,101	165,074	21,152

Total liabilities	185,925,365	417,497,662	53,497,222

Minority interest	9,994,321	12,782,963	1,637,980
Commitments and contingencies
Shareholders’ equity
Convertible preferred shares
Series A preferred shares (US$0.005 par value; 17,241,400 and nil shares authorized, issued and outstanding as of December 31, 2005 and 2006, respectively)	713,541	—	—
Series B preferred shares (US$0.005 par value; 2,417,645 and nil shares authorized, issued and outstanding as of December 31, 2005 and 2006, respectively)	100,055	—	—
Series C preferred shares (US$0.005 par value; 3,265,841 and nil shares authorized, issued and outstanding as of December 31, 2005 and 2006, respectively)	135,149	—	—
Ordinary shares (US$0.005 par value; 177,075,114 and 200,000,000 shares authorized, 27,399,140 and 65,712,840 shares issued and outstanding as of December 31, 2005 and 2006, respectively)	1,133,911	2,690,943	344,811

Additional paid-in capital	152,878,585	813,222,265	104,204,491
Statutory reserves	11,360,020	23,414,541	3,000,287
Deferred share-based compensation	(2,809,713)	—	—
Retained earnings	15,570,966	50,410,803	6,459,528

Total shareholders’ equity	179,082,514	889,738,552	114,009,117

Total liabilities and shareholders’ equity	375,002,200	1,320,019,177	169,144,319

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB7.8041 on December 31, 2006 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.

Consolidated Statement of Operations Information

	Quarter Ended				Year Ended
	December 31, 2005	September 30, 2006	December 31, 2006		December 31, 2005	December 31, 2006
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Leased-and-operated hotels	97,030,867	152,956,058	171,447,065	21,968,845	279,948,268	567,894,885	72,768,786
Franchised-and-managed hotels	1,691,332	7,396,171	7,641,832	979,207	5,913,244	20,604,785	2,640,251

Total revenues	98,722,199	160,352,229	179,088,897	22,948,052	285,861,512	588,499,670	75,409,037
Less: Business tax and related surcharges	(5,791,875)	(9,087,206)	(11,545,980)	(1,479,476)	(16,830,380)	(33,976,564)	(4,353,681)

Net revenues	92,930,324	151,265,023	167,542,917	21,468,576	269,031,132	554,523,106	71,055,356

Operating costs and expenses:
Leased-and-operated hotel costs – Rents and utilities	(31,257,367)	(45,253,311)	(52,347,055)	(6,707,635)	(94,783,918)	(171,576,396)	(21,985,417)
Personnel costs*	(14,900,957)	(23,409,437)	(28,069,548)	(3,596,769)	(41,225,106)	(87,980,536)	(11,273,630)
Depreciation and amortization	(8,603,144)	(11,320,003)	(13,569,820)	(1,738,807)	(23,334,691)	(44,619,561)	(5,717,451)
Consumables, food and beverage	(7,317,451)	(11,077,789)	(14,593,337)	(1,869,958)	(20,765,412)	(43,481,710)	(5,571,650)
Others	(8,603,450)	(14,347,798)	(18,649,549)	(2,389,712)	(26,099,998)	(56,018,938)	(7,178,142)

Total leased-and-operated hotel costs	(70,682,369)	(105,408,338)	(127,229,309)	(16,302,881)	(206,209,125)	(403,677,141)	(51,726,290)

Sales and marketing expenses	(2,890,595)	(3,260,229)	(4,329,343)	(554,752)	(7,691,002)	(11,487,529)	(1,471,986)
General and administrative expenses*	(7,978,866)	(28,079,379)	(15,843,119)	(2,030,102)	(24,789,241)	(64,792,672)	(8,302,389)

Total operating costs and expenses	(81,551,830)	(136,747,946)	(147,401,771)	(18,887,735)	(238,689,368)	(479,957,342)	(61,500,665)

Income from operations	11,378,494	14,517,077	20,141,146	2,580,841	30,341,764	74,565,764	9,554,691

Interest income	80,316	255,277	6,031,112	772,813	223,208	6,577,804	842,865
Interest expense	(493,981)	(1,644,689)	(1,778,676)	(227,916)	(709,455)	(6,142,593)	(787,098)
Other non-operating income	154,035	3,264,850	343,262	43,985	2,145,832	5,308,611	680,234
Foreign exchange gains (losses), net	(35,313)	(896,872)	(6,063,602)	(776,976)	254,111	(6,990,362)	(895,729)

Income before income tax expense, minority interests and share of income of affiliated companies	11,083,551	15,495,643	18,673,242	2,392,747	32,255,460	73,319,224	9,394,963

Income tax expense	(2,272,470)	(6,533,696)	(5,652,998)	(724,363)	(6,525,978)	(21,390,611)	(2,740,945)
Minority interests	(1,381,327)	(1,060,156)	(1,276,740)	(163,599)	(4,796,810)	(5,034,255)	(645,078)

Net income	7,429,754	7,901,791	11,743,503	1,504,785	20,932,672	46,894,358	6,008,940

Amount allocated to participating preference shareholders	(3,361,695)	(3,360,682)	(1,170,707)	(150,012)	(9,486,945)	(16,173,962)	(2,072,495)

Net income available to ordinary shareholders	4,068,059	4,541,109	10,572,797	1,354,773	11,445,727	30,720,396	3,936,445

Earnings per share
— Basic	0.15	0.15	0.19	0.02	0.42	0.86	0.11

— Diluted	0.14	0.14	0.18	0.02	0.40	0.82	0.10

Weighted average ordinary shares outstanding
— Basic	27,399,140	30,860,496	56,260,181	56,260,181	27,399,140	35,550,114	35,550,114

— Diluted	28,827,144	32,283,906	59,229,417	59,229,417	28,713,188	37,904,877	37,904,877

* Share-based compensation expense was included in the statement of operations as follows:

Leased-and-operated hotel costs – Personnel costs	2,018	2,986	2,948	378	8,124	11,980	1,535
General and administrative expenses (Note2)	240,485	13,692,504	1,561,741	200,118	951,702	16,283,344	2,086,511

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB 7.8041 on December 31, 2006 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Note 2: For the quarter ended September 30, 2006, share-based compensation expense incuded expenses associated with equity issuance of RMB 9,564,136 (for the quarter ended December 31, 2005 and 2006: Nil) and expenses associated with severance of RMB 3,314,800 (for the quarter ended December 31, 2005 and 2006: Nil).

Note 3: Certain accounts for prior periods/year have been reclassified with no effect on net income or retained earnings to conform to the 2006 financial statement presentation.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended December 31, 2006
	GAAP Result	%of Total Revenue	Share-based Compensation	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB		RMB		RMB
Leased-and-operated hotel costs	(127,229,309)	71.0%	2,948	0.0%	(127,226,361)	71.0%
Sales and marketing expenses	(4,329,343)	2.4%	—	0.0%	(4,329,343)	2.4%
General and administrative expenses	(15,843,119)	8.8%	1,561,741	0.9%	(14,281,378)	8.0%

Total operating costs and expenses	(147,401,771)	82.3%	1,564,689	0.9%	(145,837,082)	81.4%

Income from operations	20,141,146	11.2%	1,564,689	0.9%	21,705,835	12.1%

	Quarter Ended December 31, 2006
	GAAP Result	%of Total Revenue	Share-based Compensation	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	US$		US$		US$
Leased-and-operated hotel costs	(16,302,881)	71.0%	378	0.0%	(16,302,503)	71.0%
Sales and marketing expenses	(554,752)	2.4%	—	0.0%	(554,752)	2.4%
General and administrative expenses	(2,030,102)	8.8%	200,118	0.9%	(1,829,984)	8.0%

Total operating costs and expenses	(18,887,735)	82.3%	200,496	0.9%	(18,687,239)	81.4%

Income from operations	2,580,842	11.2%	200,496	0.9%	2,781,338	12.1%

	Quarter Ended September 30, 2006
	GAAP Result	%of Total Revenue	Share-based Compensation	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB		RMB		RMB
Leased-and-operated hotel costs	(105,408,338)	65.7%	2,986	0.0%	(105,405,352)	65.7%
Sales and marketing expenses	(3,260,229)	2.0%	—	0.0%	(3,260,229)	2.0%
General and administrative expenses	(28,079,379)	17.5%	13,692,504	8.5%	(14,386,875)	9.0%

Total operating costs and expenses	(136,747,946)	85.3%	13,695,490	8.5%	(123,052,456)	76.7%

Income from operations	14,517,077	9.1%	13,695,490	8.5%	28,212,567	17.6%

	Quarter Ended December 31, 2005
	GAAP Result	%of Total Revenue	Share-based Compensation	%of Total Revenue	Non-GAAP Result	%of Net Revenue
	RMB		RMB		RMB
Leased-and-operated hotel costs	(70,682,369)	71.6%	2,018	0.0%	(70,680,351)	71.6%
Sales and marketing expenses	(2,890,595)	2.9%	—	0.0%	(2,890,595)	2.9%
General and administrative expenses	(7,978,866)	8.1%	240,485	0.2%	(7,738,381)	7.8%

Total operating costs and expenses	(81,551,830)	82.6%	242,503	0.2%	(81,309,327)	82.4%

Income from operations	11,378,494	11.5%	242,503	0.2%	11,620,997	11.8%

	Year Ended December 31, 2006
	GAAP Result	%of Total Revenue	Share-based Compensation	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB		RMB		RMB
Leased-and-operated hotel costs	(403,677,141)	68.6%	11,980	0.0%	(403,665,161)	68.6%
Sales and marketing expenses	(11,487,529)	2.0%	—	0.0%	(11,487,529)	2.0%
General and administrative expenses	(64,792,672)	11.0%	16,283,344	2.8%	(48,509,328)	8.2%

Total operating costs and expenses	(479,957,342)	81.6%	16,295,324	2.8%	(463,662,018)	78.8%

Income from operations	74,565,764	12.7%	16,295,324	2.8%	90,861,088	15.4%

	Year Ended December 31, 2006
	GAAP Result	%of Total Revenue	Share-based Compensation	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	US$		US$		US$
Leased-and-operated hotel costs	(51,726,290)	68.6%	1,535	0.0%	(51,724,755)	68.6%
Sales and marketing expenses	(1,471,986)	2.0%	—	0.0%	(1,471,986)	2.0%
General and administrative expenses	(8,302,389)	11.0%	2,086,511	2.8%	(6,215,878)	8.2%

Total operating costs and expenses	(61,500,665)	81.6%	2,088,046	2.8%	(59,412,619)	78.8%

Income from operations	9,554,691	12.7%	2,088,046	2.8%	11,642,737	15.4%

	Year Ended December 31, 2005
	GAAP Result	%of Total Revenue	Share-based Compensation	%of Total Revenue	Non-GAAP Result	%of Net Revenue
	RMB		RMB		RMB
Leased-and-operated hotel costs	(206,209,125)	72.1%	8,124	0.0%	(206,201,001)	72.1%
Sales and marketing expenses	(7,691,002)	2.7%	—	0.0%	(7,691,002)	2.7%
General and administrative expenses	(24,789,241)	8.7%	951,702	0.3%	(23,837,539)	8.3%

Total operating costs and expenses	(238,689,368)	83.5%	959,826	0.3%	(237,729,542)	83.2%

Income from operations	30,341,764	10.6%	959,826	0.3%	31,301,590	10.9%

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended				Year Ended
	December 31, 2005	September 30, 2006	December 31, 2006		December 31, 2005	December 31, 2006
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (GAAP)	7,429,754	7,901,791	11,743,503	1,504,785	20,932,672	46,894,358	6,008,940
Interest income	(80,316)	(255,277)	(6,031,112)	(772,813)	(223,208)	(6,577,804)	(842,865)
Interest expenses	493,981	1,644,689	1,778,676	227,916	709,455	6,142,593	787,098
Income tax expense	2,272,470	6,533,696	5,652,998	724,363	6,525,978	21,390,611	2,740,945
Depreciation and amortization	8,745,711	12,266,527	14,209,255	1,820,742	23,845,499	46,602,636	5,971,558

EBITDA (Non-GAAP)	18,861,600	28,091,426	27,353,321	3,504,993	51,790,396	114,452,394	14,665,676

Foreign exchange losses (gains), net	35,313	896,872	6,063,602	776,976	(254,111)	6,990,362	895,729
Share-based compensation	242,503	13,695,490	1,564,689	200,496	959,826	16,295,324	2,088,046

EBITDA excluding foreign exchange losses & share-based compensation	19,139,416	42,683,788	34,981,612	4,482,465	52,496,111	137,738,080	17,649,451

% of total revenue	19.4%	26.6%	19.5%	19.5%	18.4%	23.4%	23.4%

Home Inns & Hotels Management Inc.

Operating Data

	As of and for the quarter ended
	December 31, 2005	September 30, 2006	December 31, 2006
Total Hotels in operation:
Lease-and operated hotels	54	78	94
Franchised-and-managed hotels	14	29	40

Total rooms	8,197	12,729	16,162

Occupancy rate (as a percentage)	91.0%	94.0%	90.0%

Average daily rate (in RMB)	181	183	182

PevPAR (in RMB)	164	172	165